BP 3/7

SECURITI 03013126 IISSION

[illegible], D.C. 20549

Z 3-6

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SEC FILE NUMBER
8-16442

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rives, Leavell & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson	Mississippi	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Q. Leavell, President (601) 948-4500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts, PLLC
(Name — *if individual, state last, first, middle name*)

P.O. Box 16090	Jackson	MS	39236
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH, D.C.
165

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Roland Q. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives, Leavell & Co., Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KATHY L. TEATER
NOTARY
PUBLIC
SIMPSON COUNTY, MS

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF MISSISSIPPI AT LARGE
MY COMMISSION EXPIRES: Oct 23, 2006
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2002 and 2001 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America .

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 4, 2003

RIVES, LEAVELL & CO., INC.
Statements of Financial Condition

ASSETS

	December 31	
	2002	2001
Cash	$231,363	$262,171
Accounts receivable	2,000	-
Prepaid expenses	17,922	-
Income taxes receivable	113,258	16,944
Receivables from affiliates	24,523	11,202
Equipment, at cost less accumulated depreciation of $265,824 and $244,612, respectively	169,984	67,989
Total assets	$559,050	$358,306

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities:		
Accounts payable	$ 34,095	$ 10,102
Payroll taxes withheld and accrued	-	7,459
Accrued expenses	57,951	19,427
Payable to affiliate	35,071	-
Deferred income taxes	25,000	-
Total liabilities	152,117	36,988
Subordinated borrowings	142,000	242,000
Stockholder's equity:		
Common stock - $1 par value; 100,000 shares authorized; 61,880 shares issued and outstanding	61,880	61,880
Additional paid-in capital	215,100	215,100
Retained earnings (deficit)	(12,047)	(197,662)
Total stockholder's equity	264,933	79,318
Total liabilities and stockholder's equity	$559,050	$358,306

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Income (Loss)

	Year Ended December 31	
	2002	2001
Revenues:		
Service fees, net of origination costs of $102,649 and $19,772, respectively	$1,655,621	$ 829,016
Commissions and brokerage, net of origination costs of $674,994 and $130,017, respectively	917,913	507,186
Broker service fees	183,306	110,946
Interest income	5,314	5,092
Other	9,326	25,610
Total revenues	2,771,480	1,477,850
Expenses:		
Salaries	1,558,702	600,450
Advertising	3,859	4,530
Business development	1,465	3,347
Commissions	140,755	486,993
Depreciation	33,059	22,646
Executive management and consultation	91,355	3,750
Dues and subscriptions	28,283	36,440
Insurance	64,800	77,324
Interest	18,139	19,508
Office and miscellaneous	75,880	32,710
Postage and freight	33,416	27,940
Payroll taxes	96,980	80,765
Printing costs	57,891	60,571
Professional fees	54,186	37,199
Profit sharing plan	20,233	12,175
Rent	105,329	71,925
Taxes - other than payroll	8,863	3,412
Telephone	26,918	24,275
Travel	106,939	39,771
Total expenses	2,527,052	1,645,731
Net income (loss) before income taxes	244,428	(167,881)
Income tax expense (benefit)	33,813	(18,067)
Net income (loss)	$ 210,615	$ (149,814)

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2002	2001
Common stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during year	-	-
Balance, end of year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	215,100	149,600
Capital contributed	-	65,500
Balance, end of year	215,000	215,100
Retained earnings (deficit):		
Balance, beginning of year	(197,662)	(47,848)
Dividends declared and paid	(25,000)	-
Net income (loss) for year	210,615	(149,814)
Balance, end of year	(12,047)	(197,662)
Total stockholder's equity	$ 264,933	$ 79,318

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Cash Flows

	Year Ended December 31	
	2002	2001
Cash flows from (used for) operating activities:		
Net income (loss)	$ 210,615	$ (149,814)
Adjustments to reconcile net income to cash provided by operating activities:		
Non-cash items:		
Depreciation	33,059	22,646
Deferred income taxes	25,000	(1,597)
Changes in assets and liabilities during the year:		
(Increase) decrease in income taxes receivable	(96,314)	22,908
(Increase) decrease in accounts receivable	(2,000)	30,916
(Increase) decrease in prepaid expenses	(17,922)	-
Increase (decrease) in accounts payable	23,993	4,773
Increase (decrease) in payroll taxes withheld and accrued	(7,459)	3,315
Increase (decrease) in accrued expenses	38,524	(4,280)
Cash flows (used for) from operating activities	207,496	(71,133)
Cash flows from (used for) investing activities:		
Principal collection on loan to stockholder	-	12,480
Purchase of equipment	(135,054)	(10,739)
Cash flows from investing activities	135,054	1,741
Cash flows from (used for) financing activities:		
Proceeds from (payments on) subordinated borrowings	(100,000)	112,000
Proceeds from additional paid-in capital	-	65,500
Dividends declared and paid	(25,000)	-
Advances from (repayment to) affiliates – net	1,750	(6,702)
Cash flows from (used for) financing activities	(103,250)	170,798
Net increase (decrease) in cash and equivalents during year	(30,808)	101,406
Cash and equivalents, beginning of year	262,171	160,765
Cash and equivalents, end of year	$ 231,363	$ 262,171
Supplemental disclosures:		
Interest paid during year	$ 18,139	$ 19,508
Income taxes paid during year	$ 113,940	$ 474

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Changes in Subordinated Borrowings

	Year Ended December 31	
	2002	2001
Subordinated borrowings, beginning of year	$ 242,000	$ 130,000
Changes:		
Redemption of subordinated notes during year	(100,000)	-
Issuance of subordinated notes during year	-	112,000
Subordinated borrowings, end of year	$ 142,000	$ 242,000

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2002 and 2001

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2002 and 2001.

Organization, nature of business and market concentrations:
The Company was incorporated in 1971, under the laws of the State of Alabama. In 1987, operations of the Company were transferred to Jackson, Mississippi. The Company engages in origination and brokerage activities in various states, where registered, for churches and non-profit institutions in various states, where registered, in the continental U.S.A. The Company registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-four states.

On April 21, 1998, the shareholders of Rives, Leavell & Co., Inc. exchanged and transferred all outstanding shares of common stock of the Company to RLC Holding Company, Inc. (RLC) for the outstanding shares of common stock of RLC, establishing Rives, Leavell & Co., Inc. as a wholly owned subsidiary of RLC.

Recognition of revenues and expenses and basis of presentation:
The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

Equipment and depreciation:
Equipment is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over a life of five years. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of equipment, the cost and related accumulated depreciation are removed from the accounts. For income tax purposes, depreciation is provided under statutory accelerated methods.

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2002 and 2001

Note 1 - Summary of significant accounting policies (Continued):

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Profit-sharing plan:

The Company has a defined contribution 401(k) retirement plan. The Plan covers all employees who have incurred more than 500 hours of service during the year. Participants can elect to contribute up to 15 percent of compensation under the plan. The Company made matching contributions for participants of $1,000 per participant in 2002 and $500 per participant in 2001.

Income taxes:

The Company files consolidated income tax returns with its parent corporation, RLC Holding Company, Inc. Income tax expense is allocated to all companies based upon their respective share of consolidated taxable income. The various state returns are filed based on the taxable income in each state.

Certain items, such as depreciation, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

Reclassification of 2001 financial statements:

Certain items in the 2001 financial statements have been reclassified to conform with the presentation of such items in the 2002 financial statements. The reclassifications have no effect upon net income for 2001.

RIVES, LEAVELL & CO., INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 2 - Income taxes:

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31	
	2002	2001
Currently payable:		
Federal	$ -	$(16,944)
State	8,813	474
Deferred	25,000	(1,597)
Income tax expense (benefit)	$33,813	$(18,067)

A reconciliation of income taxes at statutory rates to income tax expense follows:

	Year Ended December 31	
	2002	2001
Federal income taxes (benefit) at 34% Maximum statutory rates	$ 83,106	$ (57,080)
Effect of various Federal income tax brackets	11,750	34,305
Effect of changes in valuation allowance related to net operating loss carryover	(53,517)	-
Other items, including State income taxes	(7,526)	4,708
Income tax expense (benefit)	$ 33,813	$ (18,067)

The deferred tax liability consists of the following components:

	Year Ended December 31	
	2002	2001
Depreciation	$25,000	$ 3,496
Net operating loss carryforward	-	(57,013)
Less valuation allowance	-	53,517
	$25,000	$ -

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2002 and 2001

Note 3 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2002, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 160.41 percent. Its net capital was $79,246.

At December 31, 2002, the Company's debt to debt-equity ratio was zero.

Note 4 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially, all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2002 and 2001 were served by Reliance Trust Company under the agreement.

Under such agreement, the Company agrees to provide administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 5 - Operating leases:

During 2002, the Company leased real estate from Leawell, LLC, an entity owned by the shareholders of RLC Holding Company, for $39,900, and under the terms of a month-to-month agreement with Partners III, LLC, an entity partially owned by shareholders of RLC Holding Company, for $55,159. During 2001, the Company paid rentals of $71,925 to Leawell, LLC.

Note 6 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $100,000 insurance provided by the Federal Deposit Insurance Corporation.

Note 7 - Revolving line of credit:

The Company has a $100,000 revolving line of credit, that was not used at December 31, 2002. Bank advances on the credit line are payable on demand and carry an interest rate of 1% over prime. The credit line is secured by common stock of the Company and life insurance policies on one of the principal shareholders of RLC Holding Company. It is also personally guaranteed by one of the principal shareholders of RLC Holding Company.

Note 8 – Subordinated borrowings:

During 2001, the Company entered into subordination agreements with RLC Holding Company, for an aggregate amount of $242,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. During 2002, the $100,000 note due June 30, 2005 was paid in full. The remaining notes bear interest of 9 and 9.5 percent and mature as follows:

	December 31	
Due Date	2002	2001
June 30, 2005	$ -	$100,000
September 1, 2006	70,000	70,000
December 31, 2007	72,000	72,000
	$142,000	$242,000

Note 9 – Transactions with related parties:

The Company is obligated from (to) affiliates as follows:

	December 31	
	2002	2001
Receivables:		
One Capital Advisors, LLC	$ 4,523	$ -
One Capital Source, LLC	20,000	-
American Funding, Inc.	-	11,202
Total receivables	$ 24,523	$ 11,202
Payable:		
Foundation Capital Resources, Inc.	$(35,091)	$ -

During 2002 and 2001, Rives, Leavell & Co., Inc. engaged in transactions with Foundation Capital Resources, Inc., a real estate investment trust managed by One Capital Advisors, LLC. Certain shareholders of Rives, Leavell & Co., Inc. are members of One Capital Advisors, LLC During 2002 and 2001, certain bonds underwritten by Rives, Leavell & Co., Inc. were sold or pledged as collateral to Foundation Capital Resources, Inc. for loans to various church issuers. In connection with these loans during 2002 and 2001, the Company allocated $777,643 and $149,789 in 2002 and 2001, respectively, to Foundation Capital Resources, Inc. Accordingly, these origination costs are reflected as reductions in brokerage and service fees revenue in the accompanying statements of income (loss) for 2002 and 2001.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

Our report on our audits of the basic financial statements of Rives, Leavell & Co., Inc. for 2002 and 2001 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 4, 2003

Schedule 1

RIVES, LEAVELL & CO., INC.

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Net capital

Total stockholders' equity	$ 264,933
Additions:	
Subordinated borrowings	142,000
	406,933
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(169,984)
Non-customer receivables	(2,000)
Income taxes receivable	(113,258)
Prepaid expenses	(17,922)
Receivables from affiliate	(24,523)
Net capital	$ 79,246

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 34,095
Accrued expenses	57,951
Payable to affiliate	35,071
	$ 127,117

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 8,474
Excess net capital	$ 70,772
Ratio of aggregate indebtedness to net capital	160.41%
Debt to debt-equity ratio	-0- %

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2002

A reconciliation of net capital per Part IIA of the quarterly December 31, 2002 FOCUS, as originally filed, is as follows:

Net capital per December 31, 2002 FOCUS	$124,316
Change in classification of receivable from income taxes	(49,381)
Reversal of haircut on money market insured cash account	4,311
Net capital, December 31, 2002, per Schedule 1	$ 79,246

See accompanying notes to financial statements.

Schedule 3

RIVES, LEAVELL & CO., INC.

Customer Protection Reserve Requirement
December 31, 2002

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

See accompanying notes to financial statements.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 4, 2003